Exhibit 99.40

LAKE SHORE GOLD CORP.	181 University Ave., Suite 2000 Toronto, ON M5H 3M7 tel 416 703 6298 fax 416 703 7764	info@lsgold.com www.lsgold.com

Report of Voting Results
Pursuant to Section 11.3 of National Instrument 51-102 Continuous Disclosure Obligations

The following sets forth a brief description of each matter which was voted upon at the Annual and Special Meeting (the “Meeting”) of the shareholders of Lake Shore Gold Corp. (the “Corporation”) held on May 5, 2010, and the outcome of each vote. Shareholders and proxyholders representing 175,699,859 shares (50.41% of the issued and outstanding shares) attended the meeting. All votes were conducted by show of hands.

Description of Matter	Result of Vote

Ordinary resolution to elect the following persons as directors of the Corporation:
Alan C. Moon
Anthony P. Makuch
Daniel G. Innes
Ignacio Rosado
Arnold Klassen
Ignacio Bustamante
Jonathan Gill
Roberto Danino
Peter Crossgrove
Frank Hallam

Approved
Ordinary resolution to appoint Deloitte & Touche LLP as auditors of the Corporation, with their remuneration to be fixed by the directors.	Approved

Ordinary resolution approving the unallocated options under the stock option plan and ratifying the Subsequent Options (as defined in the information circular mailed to shareholders in respect of the Meeting).

Approved
Ordinary resolution approving amendments to the stock option plan.	Approved